UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Name of issuer

Navarrete Hospitality Group LLC

Legal status of issuer
Form

Limited Liability Company

Jurisdiction of Incorporation/Organization

Texas

Date of organization

May 21, 2021

Physical address of issuer

3003 Memorial Ct. #1343
Houston, TX 77007

Website of issuer

www.nhgrestaurants.com

Name of intermediary through which the offering will be conducted

Silicon Prairie Online LLC

CIK number of intermediary

0001711770

SEC file number of intermediary

007-00123

CRD number, if applicable, of intermediary

289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

On-boarding fee: $500
Commission on funds raised: 5% from 1-2MM, 4% 2-3MM, 3% 3MM+

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

No

Type of security offered

Debt, Revenue Sharing Agreement

Target number of Securities to be offered

N/A

Price (or method for determining price) *$1.00*

The Revenue Sharing Agreements shall be issued at the amount of the obligation.

Target offering amount

$450,000.00

Oversubscriptions accepted:
■ Yes
☐ No
Oversubscriptions will be allocated:
☐ Pro-rata basis
■ First-come, first-served basis
☐ Other:
Maximum offering amount (if different from target offering amount)

$1,000,000.00

Deadline to reach the target offering amount

December 31, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees 0
Please see review of Financial Statements, Exhibit D.

	Most Recent Fiscal Year End	Prior Fiscal Year End
Total Assets	$	$
Cash and Cash Equivalents	$	$
Accounts Receivable	$	$
Short-Term Debt	$	$
Long-Term Debt	$	$
Revenue/Sales	$	$
Costs of Goods Sold	$	$
Taxes Paid	$	$
Net Income	$	$

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, Ml, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, Rl, SC, SD, TN, TX, UT, VT, VA, WA, WV, Wl, WY, PR, VI

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The

statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

EXHIBITS
A: LinkedIn Profile
B: Business Plan
C: Subscription Agreement
D: Financials
E: Video Transcript
F: Franchise Agreement

OFFERING MEMORANDUM PART OF FORM C
January 10, 2021
Navarrete Hospitality Group LLC

Up to $1,000,000.00 in Revenue Share Agreements (RSAs)

Navarrete Hospitality Group LLC (“Navarrete Hospitality Group”, the “Company,” “We,” or “Us”), is offering up to $1,000,000.00 worth of Revenue Share Agreements (“RSAs” or the “Securities”). This offering is for the purpose of creating and operating a franchise of Handam BBQ (Handam Franchise Group, LLC, A Texas limited liability company, 3200 Wilcrest Dr., Suite 275, Houston, Texas 77042).

The RSAs will obligate the Company to repay the RSAs at the multiple from its gross revenue per the formula and with the properties described in detail below and in the RSA Subscription Agreement. Purchasers of Securities are sometimes referred to herein as “Purchasers,” “Investors,” or “You.” The minimum offering is $450,000 (the “Target Amount”).

This Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount of $450,000 by December 31, 2022. Unless the Company raises at least the Target Amount of $450,000 under the Regulation Crowdfunding Offering by December 31, 2022, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions over the Target Amount for the Offering up to $1,000,000.00 (the “Maximum Amount”) on a first come, first served basis. If the Company reaches its Target Amount prior to December 31, 2022, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds are provided notice five business days prior to the close or may terminate the raise altogether at its sole discretion. The minimum amount of Securities that the Investor can be purchase is $200.00 (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification,

prior to sale and withdrawal at any time. The Securities will be sold via Regulation Crowdfunding, section 4(a)(6) of the Securities Act of 1933.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "The Offering and the Securities—The Securities." To purchase the Securities, a prospective investor must complete the purchase process through the Intermediary ("Portal"). Purchasers may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Portal may reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements.

These statements reflect the management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY

1. Name of issuer: Navarrete Hospitality Group LLC

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- ☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- ☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- ☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- ☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- ☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- ☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

4. Provide the following information about teach director (and any persons occupying a similar status or performing a similar function) of the issuer:

DIRECTORS OF THE COMPANY

Director	Dates of Board Service	Principal Occupation	Employer: Dates of Service	Employer's Principal Business
Director	Dates of Board Service	Principal Occupation	Employer: Dates of Service	Employer's Principal Business

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

OFFICERS OF THE COMPANY

Officer	Dates of Service
Jonathan Navarrete – Managing Member	05-21-2021 – present
Officer	Dates of Service
Officer	Dates of Service

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Jonathan Navarrete: See Exhibit A – LinkedIn Page

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

PRINCIPAL SECURITY HOLDERS

Name of Holder	Number and Class of Securities Now Held	Percent of Voting Power Prior to Offering
Jonathan Navarrete	Securities solely held by Managing Member	100%

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

BUSINESS AND ANTICIPATED BUSINESS PLAN

For a description of our business and our business plan, please refer to Exhibit B: Business Plan

8. Discuss the material factors that make an investment in the issuer speculative or risky:

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company is an early-stage company incorporated on 5/21/2021. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in the light of risks, expenses, and difficulties frequently encountered by companies in an early stage of development in rapidly evolving markets. These risks include substantial dependence on acceptance into highly competitive marketplace surrounded by better funded more established companies. Our need to conduct product development and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract integrate and maintain qualified personnel, and rely upon acceptance and growth in our targeted markets.

In addition to being subject to all the risks associated with the creation of new businesses, the Company will be subject to factors affecting business generally such as general economic conditions, increasing government regulatory activity, and competition. The Company believes that the estimates prepared by them for capital needs for its operations are reasonable, but until operations have continued for a period of time it will be impossible to determine the accuracy of such estimates. We can give no assurance as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the formation of a new business.

The Company's management team is small. At present the Company is made up solely of its Managing Member Jonathan Navarrete. Our success is heavily dependent on the continued involvement of its Member. The Member may have other business interests that will require their time. Loss of the services of our Member or other key personnel we may hire could have a material adverse effect upon our business, financial condition, or results of operation. Additionally, our success depends on our ability to recruit, hire, train, and retain other highly qualified personnel. Competition for qualified employees in our industry is intense, and the loss of any such persons, or inability to attract, retain, and motivate any additional highly skilled employees required for our activities could have a material adverse effect on the Company.

The Company's success depends in large part on the actions of the corporate franchisor Handam Franchise Group, LLC and other potential franchisees. Our business depends in part on the decisions of corporate management and reputation of the franchisor Handam Franchise

Group, LLC as well as any other franchise stores located in various states. Our reputation may be harmed because of third-party decisions beyond our control.

The Company's discretion in managing the franchise is limited by and subject to the franchise agreement. The Company has signed a contract with the franchisor Handam Franchise Group, LLC and is subject to a Franchise Disclosure Document. These documents direct many operational and managerial functions of the Company. The Company may also rely heavily on the franchisor for marketing and promotion. Thus, the Company's success will depend in large part on the direction, attention, and success of the franchisor. These factors are largely outside the control of the Company.

The franchisor has a limited operating history and no track record of success with franchising. Handam Franchise Group, LLC formed on April 28, 2021. Hadam Franchise Group, LLC has an affiliate LK Development, a Texas limited liability company formed on February 8, 2016. LK Development owns and operates one Handam BBQ Restaurant at 6609 W Sam Houston Pkwy S #96, Houston, Texas 77072, which began operations on March 1, 2020. The Company's franchise unit will be the first franchise unit of the franchisor. The inexperience of the franchisor along with its operational and managerial control expressed through the contract and Franchise Disclosure Document could hinder the Company's ability to successfully operate the franchise.

We have not yet signed the lease on the location. Although we have found a location to build out the franchise location we have not yet signed the lease and do not anticipate signing the lease until after we acquire capital from this funding round. It is possible the leaseholder could lease the property to another developer, or chooses not to rent to us for any other reason. This would delay our plan and could impose substantial additional costs. This could delay your payout or impede our ability to operate the project as expected.

The delivery of our customer experience in the food and beverage marketplace is highly competitive. We face competition with respect to our brand and all possible locations for new stores arising from this Offering. Our competitors include major companies with global brand recognition. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in customer service and marketing and thus may be better equipped to grow and capture market share.

In general demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals which typically falls during times of economic uncertainty. Declines in economic conditions in the US may adversely impact our financial results. Because such declines in demand are difficult to predict, we or the industry may have increased or excess capacity as a result.

There may be substantial delays in receiving your first disbursement. Per the Subscription Agreement, the Investor will not begin receiving monthly disbursements until the Monthly Revenue Sharing Period begins. This term is defined as "the first full month following the Closing when the Company has earned Monthly Gross Revenue." Before the Company earns any

monthly gross revenue, many things must occur including site selection, fitting for purpose, compliance with local, state, and federal laws, personnel hiring and training, marketing the grand opening and so on. Any of these factors or others not contemplated could cause substantial delays in receiving your first disbursement.

There are general economic risks associated with the restaurant industry. Restaurants are a cyclical business. Economic recessions can lead to few customers as consumers become more cost conscientious and curb spending amid unemployment and other economic uncertainty. Increasing costs for energy can prevent customers from traveling to our locations, increase the price of packaging food products we purchase, increase shipping and delivery charges for our ingredients and supplies and increase the costs of heating and refrigeration could negatively affect our financial performance.

The continuing COVID-19 pandemic may negatively affect our financial performance. The COVID-19 pandemic has devasted the restaurant and hospitality industry. Continued persistence of the COVID-19 virus and/or new restrains resistant to available treatments could negatively impact our business. Unpredictable health conditions may force local, state, or the federal government to implement new lockdowns or stay-at-home measures which could negatively affect our financial performance.

Maintaining, extending, and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing, including advertising and consumer promotions, and product innovation and third-party partnerships. Increasing attention on marketing could adversely affect our brand image. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions, and marketing, or our response to those restrictions, could limit our efforts to maintain, extend, and expand our brands. Moreover, adverse publicity about our partners could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation.

New entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. New companies may attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our inability to successfully and sufficiently raise menu prices could result in a decline in profitability. We utilize menu prices to help offset cost increases including increased costs for commodities, minimum wages, employee benefits, insurance arrangements, construction, utilities, and other key operating costs. If our selection and amount of menu-price increases are not accepted by consumers and reduce guest traffic, or are insufficient to counter increased costs, our financial results could suffer.

The sale of alcoholic beverages at our restaurants subjects us to additional regulations and potential liability. Because we sell alcoholic beverages, we are required to comply with alcohol licensing requirements of the federal government, state, and municipal authorities where are restaurants are located. Alcoholic beverage control regulations require applications to state authorities and in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays. Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of restaurants including minimum age of guests and employees, hours of operations, advertising, wholesale purchasing, inventory control and handling, storage, and dispensing of alcoholic beverages. Further, growing movements to change laws relating to alcohol may result in a decline of alcoholic consumption, all of which may negatively impact operations or result in the loss of liquor licenses.

We may be subject to 'dram shop' statutes. Dram shop statutes generally allow a person injured by an intoxicated person the right to recover from an establishment that wrongly served alcoholic beverages to the intoxicated person. Some dram shop litigation against restaurant companies has resulted in significant judgments, including punitive damages.

Damage to our reputation could negatively impact our business, financial condition and results of our operation. Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:

- Food and safety concerns, including food tampering or contamination
- Food-borne illness incidents;
- The safety of the food commodities we use;
- Guest injury;
- Security breaches of confidential guest or employee information;
- Employment-related claims relating to the alleged employment discrimination; wage and hour violations, labor standards or health care and benefits issues; or
- Government or industry findings concerning our restaurant, restaurants operated by other food service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social-media platforms and similar devices, including blogs social-media websites and other forms of internet-based communications that

provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or maybe inaccurate, each of which may harm our performance, prospects, or business. The harm may be immediate without affording us an opportunity for redress or correction.

Our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside our control. We cannot ensure that all food items will be properly maintained during transport throughout the supply chain or that our employees will identify all products that may be spoiled and should not be used in our restaurants. If our guests become ill from food-borne illnesses, we could be forced to temporarily closed. Furthermore, any instance of food contamination, whether or not at our restaurants could subject us or our suppliers to a food recall pursuant to the United States Food and Drug Administration's recently enacted Food Safety Modernization Act.

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results. We are dependent of frequent deliveries of food products that meet our specifications. Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand, or other conditions could adversely affect the availability, quality, and cost of ingredients, which would adversely affect our operating results.

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business. Our business requires the collection, transmission, and retention of large volumes of guests and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties by whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. The information, security and privacy, and requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims, or proceedings.

Performance of the corporate-owned Hamdan BBQ should not be taken as proof the Company will be successful. LK Development, LLC, a Texas limited liability company formed on February 8, 2016, owns and operates one Handam BBQ Restaurant at 6609 W Sam Houston Pkwy S #96, Houston, Texas 77072, which began operations on March 1, 2020. The Company is a separate legal entity from both LK Development, LLC and Handam Franchise Group, LLC. LK Development, LLC is an affiliate of Handam Franchise Group, LLC. The Company intends to be franchisee of the Franchisor Handam Franchise Group, LLC. Investors should understand each store and location is different and will face different challenges to profitability. The

projected results of the Company's financial positioning and business operations as reflected in the Offering Materials are based upon certain assumptions and estimates made by the Company's management. Actual future financial performance and operating results of the Company will be subject to fluctuations resulting from several factors, many of which are outside the Company's control. Under no circumstances should such information be construed to represent or predict that the Company is likely to achieve any particular results.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences, or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on our financial condition.

The Company may not be able to adequately protect its intellectual proprietary rights and any attempt to protect the Company's intellectual property may require the expenditure of significant financial and managerial resources. Moreover, any steps by the Company to protect its intellectual property may not adequately protect its rights or prevent third parties from infringing or misappropriating its proprietary rights. Additionally, it may become subject to third-party claims that it infringed their proprietary rights or trademarks. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against the Company or the payment of damages by the Company.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These

laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Securities

The Securities lack liquidity, have not been registered, and are offered under an exemption from federal registration. The Securities offered by the Company have not been registered under federal or state securities laws, and are offered pursuant to the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq*.). As a result, the Securities are subject to restrictions on transferability and resale and may not be transferred, sold, or otherwise disposed of, by any purchaser of the Securities during the one-year period beginning when the Securities were issued, unless the RSA is transferred (i) to the Company; (2) to an accredited investor; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D promulgated under the Securities Act, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. There is no market for the RSAs and no such market is expected to develop following the Offering.

Investors will be entitled to receive a return on their investment only through the RSAs and the Monthly Revenue Share payments thereunder. If the Company does not generate sufficient revenues from operations, investors may not receive any return at all and/or may lose a substantial portion (or possibly all) of their investment amounts. The return to investors and the future value of the investment will depend on several factors which cannot be predicted at this time and which may be beyond the control of the Company. These include the general, local, and industry-related economic conditions. Neither the Company nor Portal make any representations or warranties with respect to any return on an investment in the Company.

The Securities are unsecured debt obligations of the Company. The RSAs are unsecured obligations of the Company and in the event of a default under the RSAs, investors will have limited recourse against the assets of the Company and rights that the investor may have under the RSA will be subordinate to the Company's lenders, if any. Further, investors shall have no

recourse against LAC Franchise, or any other personal or business assets of the Managing Members.

The Securities will be subordinate to any present or future secured debt of the Company. The RSAs will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that the Company may incur in the future to the extent that the value of the assets securing that debt. The effect of this subordination is that if the Company is involved in a bankruptcy, liquidation, dissolution, reorganization, or similar proceeding, or upon a default in payment on, or the acceleration of any of our secured debt, if any, our assets that secured debt will be available to pay obligations on the RSAs only after all debt under our secured debt, if any has been paid in full from those assets. Holders of the RSAs will participate in any remaining assets ratably with all our other unsecured and unsubordinated creditors. The Company may not have sufficient assets remaining to pay on amounts due on any or all the outstanding RSAs.

The provisions of the RSAs relating to a liquidation event or change of control transaction may not be sufficient to protect you. The provisions in the RSAs may not necessarily afford you protection in the event of a transaction that may adversely affect you including a reorganization, restructuring, merger, or other similar transaction involving the Company. These transactions may not involve a "liquidation event" or "change in control" which would trigger those protective provisions. Except in certain circumstances, the RSAs will not permit the Investors to require us to repay the obligations of the RSAs in the event of a takeover, recapitalization, or similar transaction.

The Company may not be able to generate sufficient cash flow to meet our obligations on the RSAs. The Company's ability to generate sufficient cash flow from the operations to make scheduled payments on the RSAs will depend on our future financial performance which will be affected by a range of economic, competitive, and business factors, many of which are outside our control. The Company will be in default if it is unable to pay required payments when due, according to the terms of the Subscription Agreement. This could force us to discontinue our business. If the Company does not generate sufficient cash flow from operations, we may have to undertake alternative financing plans such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. The Company cannot assure the Investors that any refinancing would be possible, that any assets could be sold, or if sold, the timing of the sales and the amount of proceeds realized from those sales, or that the additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. The Company's inability to generate sufficient cash flow to satisfy our payments on the RSAs would severely negatively impact the Investor's investment.

The Company intends to treat the RSAs as debt for federal income tax purposes. The classification of the RSAs as debt for federal income tax purposes is not certain and no guarantee can be made that the IRS will accept the Company's treatment as such.

Because of the nature of the amount and timing of payments to be made under the RSAs, investors will be required to recognize interest income from an RSA each year under the original

issue discount ("OID") rules contained in the Internal Revenue Code, even if no payments are made with respect to the RSAs.

Investors will have no equity interest in the Company and no say in Company decisions. Investors will not become members of the Company and shall have no voting, dividend, or other rights or status as a member of the Company because of his, her, or its investment. Investors shall only be entitled to their pro rata share of collected gross revenue of the Company, up to the Maximum Revenue Share Amount. The only return on the investment is the Monthly Revenue Share payments set forth in the Subscription Agreement. Subject to any fiduciary duties owed to our other members or investors under Texas law, these members may be able to exercise significant influence over matters requiring owner approval, including the election of directors or mangers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, the Members may support proposals and actions which you may disagree. The concentration of ownership could prevent or delay a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the potential price investors are willing to pay for the Company. In addition, the Members could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management proposals that are subject to member approval.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all the risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE OFFERING

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering to create and operate a franchise of Hamdan BBQ as described in the contract and Franchise Disclosure Document between the Company and Handam Franchise Group, LLC, for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. This franchise requires approximately $450,000 in initial capital. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

USE OF PROCEEDS

10. How does the issuer intend to use the proceeds of this offering?

If we raise: $450,000

Use of Proceeds: One Hamdan BBQ location

20 % Leasehold Improvements

20 % Equipment

22 % Professional Services

14 % Organization and Development

4 % Management Equipment and Technology

15 % Working Capital and Contingency

5 % Portal Fees

If we raise: $1,000,000

Use of Proceeds: Additional marketing and operational outlays

50 % Marketing and Expansion

30 % Hiring

15 % Overhead and Operations

5 % Portal Fees

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our Target Amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). See Subscription Agreement for additional details. Portal will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Subscription Agreement"), using the Investor's electronic signature.

2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the Portal website. After the offering closes, the Company will countersign the Subscription Agreement. The executed Subscription Agreement will then be sent to the investor via email, and is also available to download on the "My Investments" screen.

3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Portal into an escrow account held with a third-party bank on behalf of issuers offering securities through Portal.

4. Progress of the Offering. The Company will email the Investor periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target-offering amount is met.

5. Closing: Original Deadline. Unless we meet the target-offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Portal Profile.

6. Early Closings. If the Company meets the target-offering amount prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, the company will notify investors by email and through the "My Investments" screen.

At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

7. Book Entry. Investments may be in book entry form. This means the Investor may not receive a certificate representing his or her investment.

Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Company will also email the Investor the Subscription Agreement again. The Subscription Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The PORTAL will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the Information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor will receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company. The Company will give each investor notification of the cancellation, disclose the reason for the cancellation, Identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Subscription Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the Investment commitments from all Investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investor commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 500 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 500 non-accredlted investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by investors were received, or other criteria at the discretion of the Company, before the offering deadline.

13. Describe the terms of the securities being offered.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering and the Securities— "The Securities."

To view a copy of the Revenue Share Agreement (Subscription Agreement) you will purchase please see Exhibit C. The main terms of the RSA are provided below.

The Company is offering up to $1,000,000 of Revenue Share Agreement (RSA). The Company is attempting to raise a target amount of $450,000 (Target Amount). The Company must receive commitments from Investors totaling the Target Amount by December 31, 2022 (the Offering Deadline) in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline no securities will be sold in the Offering. Investment commitments will be canceled and committed funds will be retuned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $1,000,000 (the Maximum Amount) and the additional securities will be allocated at the Company's sole discretion. The Company has the right to raise the Maximum Amount at its discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the Company.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow until at least the Target Amount of investment is reached. Purchasers may cancel an investment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Portal. The Company will notify Purchasers when the Target Amount has been reached. If the

Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Target Amount and providing notice to the Purchasers. If any Material Change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will notify Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a Material Change is made to the terms of the Offering, the Purchaser's commitment will be cancelled, and funds will be returned without interest or deduction. If a Purchaser does not cancel and investment commitment before the Target Amount is reached, the funds will be released to the Company upon Closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent Closing and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

Revenue Share Agreements are not binding on the Company, until accepted by the Company, which reserves the right to reject in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable perspective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $200.00.

Payment Schedule

The principal amount of a single Security or RSA is $200.00 or more, the maximum individual investment limits are governed by 17 CFR § 227.100. The Securities will pay 6% from Monthly Gross Revenue the Monthly Revenue Share Amount (Investment Amount/Total Investment Amount) x Revenue Percentage) x Monthly Gross Revenue, as further explained in the Subscription Agreement.

The Company's obligation will end when the Investor has received the Maximum Revenue Share Amount, which will equal 1.5x the Investment Amount for the first $250,000 and then 1.4x thereafter. The Company may pay off all the RSAs in their entirety at any time by paying the Investors any unpaid part of the Investor's Maximum Revenue Share Amount. The Company may make partial prepayments provided that, all partial prepayments shall be made pro rata among all the Investors based on the amounts of their RSA totals. The RSAs will not require a prepayment penalty.

Beginning on the Payment start date, (the first month following the first month the Company produces gross revenue, except in the case of a Permitted Deferral), the Company shall make monthly payments to the Investor until the Maximum Revenue Share Amount is paid in full; provided, however, that at any time the Company may defer up to two such payment upon notice to the Investor as defined in the Subscription Agreement (Permitted Deferral).

The RSAs will be considered paid in full and this Agreement will terminate when the Company has paid the Investor the Maximum Revenue Share Amount except in the Event of Default, in

which the Company will incur penalties. Under no circumstances shall the Investor be entitled to more than his or her Maximum Revenue Share Amount.

The Investor should read the Subscription Agreement carefully and consult with a financial and/or legal professional before investing.

Security:

The RSAs are not secured.

Subordination:

The RSAs may be subordinate to other indebtedness of the Company.

Events of Default

Events of Default are fully explained in the Subscription Agreement (Exhibit C)

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☑ Yes ☐ No Explain:
~~No Voting Rights and as may be further explained in the Subscription Agreeme~~nt

16. How may the terms of the securities being offered be modified?
The RSAs may not be modified.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent,

spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

The Company is a MEMBER MANAGED LIMITED LIABILITY COMPANY organized pursuant to Texas state law. It has one Member, Jonathan Navarrete. The Member has 100% membership interests. The Member governs the Company pursuant to the Company's Operating Agreement, which sets forth how the Company will be managed.

Options:

Other Rights:

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). Governance of the Company will be conducted solely at the discretion of the Member. RSA holders will have no say in the management decisions of the Company.

Additional risks related to the rights of other security holders are discussed below in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the Member may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions.

The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the Managing Members may change the terms of the operating agreement for the

Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities.

The Managing Members may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns.

Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities are debt providing a specific rate of return per the Subscription Agreement. The securities are not equity. Investors will not have any ownership rights in the Company. All obligations of the Company to the Investors will cease upon payment of the Maximum Revenue Share Amount and/or as otherwise stated in the Subscription Agreement.

Valuation Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $1,000,00.00

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should **not** be considered to be indicative of the actual value of the securities offered hereby.

Before making an investment decision, you should carefully consider the evaluated valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company.

When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value-The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value-This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach-This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), considering inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will hold no equity stake in the Company, and thus have no ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by the Member based upon his own skills and experience, and subject to the franchise contract and Franchise Disclosure Document. The Investor will have no independent right to name or remove a member of the Company.

Following the Investor's investment in the Company, the Company may sell additional RSAs which could negatively affect the Investor including but limited to prolonging the time at which the Investor receives his or her Maximum Revenue Share Amount. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result negative repercussions for the Investor.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company has authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As the holder of non-voting common stock in the Company, the Investor will have no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the board of directors to manage the Company to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the board of directors. If the board of directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and

board of directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms that are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:
None

25. What other exempt offerings has the issuer conducted within the past three years?
None

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

Name:

Amount Invested: 0.00

Transaction type: Issued Round

Issue date:

Relationship:

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Navarrete Hospitality Group (NHG) is a business that will enter in a franchise agreement with the purpose of creating and operating a Handam BBQ franchise. In order to achieve this goal, the company is seeking to raise capital through a crowdfunding raise.

Please also see Business Plan (Exhibit B).

Milestones

Navarrete Hospitality Group (NHG) incorporated as a Texas LLC on May 21, 2021.

NHG has found a potential location but has not yet signed the lease and do not plan to sign the lease until we have secured capital from this funding round.

Historical Results of Operations

The company does not have any historical results of operation. It was created for the purpose of purchasing a franchise of Handam BBQ as further explained in the Business Plan (Exhibit B).

Liquidity and Capital Resources

Navarrete Hospitality Group does not possess liquidity and capital resources until the crowdfunding raise is completed.

Runway and Short/Midterm Expenses

Please see the Business Plan (Exhibit B) for a full breakdown of the budget and business expenses for the formation of the franchise.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

See Exhibit D: Financial Statements

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 201

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer?
☐ Yes ☑ No

(B) engaging in the business of securities, insurance or banking?
☐ Yes ☑ No

(C) engaging in savings association or credit union activities?
☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering

statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

If Yes, explain:

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

If Yes, explain:

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

ONGOING REPORTING

The Company will file a report electronically with the SEC annually and post the report on its website, no later than December 31, 2023.

Once posted, the annual report may be found on the Company's website at https://www.nhgrestaurants.com/RegulationCrowdfundingReport
The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://navarettehospitalitygroup.sppx.io